Atlas Copco

03 JUL 28 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2



SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Interim Report at June 30, 2003
- Brock comments on Atlas Copco's Q2 Result
- Interim Report at June 30, 2003 (printed version)

Stockholm, Sweden, July 21, 2003

Eva Almgren
Group Communications
Atlas Copco AB

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Sent by DHL 478 0884 883

dlw 7/24

G:\communications\RUTINER\SEC letter.doc

SEC 82-812

 press information

Group Communications

03 JUL 23 AM 7:21

July 17, 2003

ATLAS COPCO
Interim report at June 30, 2003 (unaudited)

Profits up in Q2

- **Order volumes down 1%, 11% negative currency translation effect.**
- **Revenue volume up 1%.**
- **Profit after financial items increased to MSEK 1,212 (1,074) in spite of MSEK 275 in negative currency impact.**
- **Operating margin reached 11.7% (10.8), steady improvement in Rental Service.**
- **Earnings per share were SEK 3.87 (3.22).**
- **Operating cash flow remained strong at MSEK 1,424 (1,029).**

Note: All comparative figures are for the second quarter of 2002, unless otherwise stated.

	April–June		Change	January–June		Change
MSEK	2003	2002	%	2003	2002	%
Orders received	**11,498**	**12,641**	**-9**	22,401	24,699	-9
Revenues	**11,148**	**12,105**	**-8**	21,548	23,740	-9
Operating profit	**1,306**	**1,304**	**0**	2,378	2,470	-4
- as a percentage of revenues	***11.7***	***10.8***		*11.0*	*10.4*	
Profit after financial items	**1,212**	**1,074**	**+13**	2,168	1,986	+9
- as a percentage of revenues	***10.9***	***8.9***		*10.1*	*8.4*	
Items affecting comparability						
Restructuring costs	**-15**	**-48**		-27	-48	
Lower goodwill amortization	**+43**	**-**		+88	-	
Total	**+28**	**-48**		+61	-48	
Earnings per share, SEK	**3.87**	**3.22**		6.90	6.02	
Equity capital per share, SEK	**95**	**122**				
Return on capital employed (12-month value), %	**13***	**12**				

* Excluding goodwill impairment charge.

Near-term demand outlook

The overall demand for the Group's products and services is expected to be unchanged or improve slightly.

The construction business is expected to remain weak in most regions while the outlook for demand from industrial sectors is slightly positive. Demand from the mining industry is foreseen to be favorable and Asia is expected to continue its positive development.

Summary of half-year results

Atlas Copco Group

Orders received by the Atlas Copco Group in the first six months of 2003 decreased 9%, to MSEK 22,401 (24,699), primarily reflecting a negative currency translation effect of 11%. Volume for comparable units decreased 1%, price increases added 1% and structural changes 2%. Revenues declined 9%, to MSEK 21,548 (23,740), corresponding to a 1% decline in volume.

The Group's operating profit decreased 4% to MSEK 2,378 (2,470), corresponding to a margin of 11.0% (10.4). The negative impact of changes in exchange rates compared with the previous year was approximately MSEK 550 for the first half-year, affecting the margin negatively by about 1 percentage point. Profit after financial items amounted to MSEK 2,168 (1,986), up 9% and corresponding to a margin of 10.1% (8.4). The negative currency impact on profit after financial items was approximately MSEK 475 for the first six months.

Net profit totaled MSEK 1,446 (1,261), or SEK 6.90 (6.02) per share.

Operating cash flow before acquisitions and dividends equaled MSEK 2,615 (2,552).

Review of second quarter

Atlas Copco Group

Market development

The demand in **North America** stayed largely unchanged compared to the most recent quarters. The relatively quick ending of the war in Iraq did not produce any significant effects on business activity, even though some indications of improved business and consumer confidence were noted.

Seasonally adjusted, the construction market activity deteriorated somewhat compared with the most recent quarters. Non-residential building was relatively flat, but still about 10% below previous year, while residential building and infrastructure decreased. This continued to affect the demand for rental equipment, light construction equipment and tools.

Capacity utilization in the U.S. manufacturing sector remained low and no major trends in the demand for investment related equipment were noted in the quarter.

Demand from the mining industry in the region continued at a favorable level.

In **South America**, the market situation remained more or less unchanged with positive demand development for mining applications, depressed construction activity and relatively stable demand from industrial sectors.

The demand development in **Europe** continued to be mixed. Clearly positive trends were seen from most customer segments in Eastern Europe and Great Britain while the business climate deteriorated in Southern Europe and in the Nordic region. In the EU the demand for new equipment from the construction industry remained on a low level, even deteriorating further in some important countries like Germany. Demand from the manufacturing and process industries stayed relatively favorable in the whole region, supported primarily by the increase in aftermarket business.

In the **Africa/Middle East** region, the very strong development continued in South Africa while the demand in the Middle East was mixed.

The positive demand development continued in **Asia/Australia.** Apart from China, where the strong growth continued, South Korea, Taiwan, South East Asia and Australia also recorded favorable demand trends.

Orders and revenues

MSEK	April - June Orders Received	April - June Revenues
2002	12,641	12,105
Structural change, %	1	1
Currency, %	-11	-11
Price, %	1	1
Volume, %	-1	1
Total, %	-9	-8
2003	11,498	11,148

Geographic distribution of orders received last 12 months, %	June 2003	December 2002
North America	45	48
Europe	35	32
Asia/Australia	12	12
Africa/Middle East	5	5
South America	3	3
	100	100

Earnings and profitability

Operating profit increased to MSEK 1,306 (1,304) corresponding to an operating margin of 11.7% (10.8). Unfavorable changes in exchange rates, compared to previous year, affected the operating profit negatively by about MSEK 320, or 1.5 percentage points on the margin. Slightly higher revenue volumes, efficiency measures and price increases managed to offset the currency effect. The operating profit included a MSEK 43 positive effect from lower amortization expense as a result of the goodwill impairment charge in Q3 2002, and a MSEK 15 restructuring charge within Construction and Mining Technique. Previous year's profit included a restructuring cost of MSEK 48 in Industrial Technique.

Net financial items amounted to MSEK -94 (-230), of which net interest items accounted for MSEK -97 (-199). Interest expense continued to decline year-on-year, a result of the strong cash flow in the last 12 month period, a weaker U.S. dollar and lower effective interest rates.

Profit after financial items improved 13%, to MSEK 1,212 (1,074), to a margin of 10.9% (8.9). Net foreign exchange effects were about MSEK -275.

Net profit totaled MSEK 810 (674), or SEK 3.87 (3.22) per share.

The return on capital employed during the 12 months to June 30, 2003, was 13% (12), and the return on shareholders' equity 12% (11), excluding the goodwill impairment charge in Q3 2002. The Group's weighted average cost of capital (WACC) is calculated at 7.8%, corresponding to a pretax cost of capital of approximately 12%.

Cash flow and net indebtedness

The operating cash surplus after tax reached MSEK 1,664 (1,605), corresponding to 15% (13) of Group revenues. Working capital decreased by MSEK 626 (increase of 19), as accounts payables increased almost in line with rental fleet investments made in the quarter.

Net investment in tangible fixed assets, including sales of used equipment, was MSEK 777 (436).

Operating cash flow before acquisitions and dividends equaled MSEK 1,424 (1,029).

Summary cash-flow analysis

	April – June		January – June	
MSEK	2003	2002	2003	2002
Operating cash surplus after tax	**1,664**	**1,605**	3,089	3,158
of which depreciation added back	*823*	*1,012*	*1,660*	*2,069*
Change in working capital	**626**	**-19**	590	649
Cash flow from operations	**2,290**	**1,586**	3,679	3,807
Investments in tangible fixed assets	**-1,161**	**-882**	-1,657	-2,056
Sale of tangible fixed assets	**384**	**446**	726	948
Other investments, net	**-89**	**-121**	-133	-147
Company acquisitions/divestments	**-426**	**-696**	-633	-701
Cash flow from investments	**-1,292**	**-1,253**	-1,697	-1,956
Dividends paid	**-1,218**	**-1,159**	-1,218	-1,163
Net cash flow	**-220**	**-826**	764	688
Change in interest-bearing liabilities	**172**	**718**	-632	-623
Cash flow after financing	**-48**	**-108**	132	65
Liquid funds at beginning of period	**1,516**	**1,486**	1,356	1,343
Translation difference	**-34**	**-78**	-54	-108
Liquid funds at end of period	**1,434**	**1,300**	1,434	1,300

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 11,506 (17,184), of which MSEK 1,819 (1,798) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was reduced to 58% (67), in spite of the goodwill impairment charge of MSEK 6,950 in Q3 2002.

Investments, depreciation and amortization

Gross investments in property and machinery totaled MSEK 174 (253). Gross investments in rental equipment amounted to MSEK 987 (629). Depreciation on these two asset groups was MSEK 204 (237) and MSEK 485 (595), respectively, while amortization of intangible assets equaled MSEK 134 (180).

Asbestos cases in the United States

As of June 30, 2003, Atlas Copco has a total number of 169 asbestos cases filed with a total of 25,724 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 162 companies per case. During the second quarter 2003, 5 cases were dropped, as there was no evidence of an Atlas Copco product being involved. The Group has not deemed it necessary to book any provisions related to these pending cases.

People
At June 30, 2003, the number of employees was 25,633 (26,222). For comparable units, the number of employees decreased by 760 from June 30, 2002.

Employee benefits
As of January 1, 2004 the Group will implement the new Swedish accounting standards RR29 "Employee benefits", which is based on the International Accounting Standard IAS19. The one-time-effect of this change will be charged directly to shareholders' equity in accordance with RR5 "Accounting for changes in accounting principles", and has no cash flow or income statement effect. The one-time effect on equity has been preliminarily estimated to MSEK 700. The preliminary amount is calculated on the situation as per December 31, 2002. The amount to be booked on January 1, 2004 will of course be affected by changes during 2003 in key parameters, e.g. interest rates and valuations of pension funds.

This is purely an accounting change and the Group's obligations related to pension benefits and other employee benefits will consequently not be affected by the change.

Equity and distribution of shares
A provision is booked against shareholder's equity as the Atlas Copco share price is lower than those of the Atlas Copco employee option plan contracts. As of June 30, 2003, the provision amounted to MSEK 63 (138 at Dec 31, 2002).

Share capital equaled MSEK 1,048 (1,048) at the end of the period, distributed as follows:

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Compressor Technique

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

MSEK	April–June 2003	April–June 2002	Change %	January–June 2003	January–June 2002	Change %
Orders received	**4,105**	**4,300**	**-5**	8,153	8,542	-5
Revenues	**3,972**	**4,039**	**-2**	7,693	7,824	-2
Operating profit	**735**	**771**	**-5**	1,416	1,428	-1
- as a percentage of revenues	***18.5***	***19.1***		*18.4*	*18.3*	
Return on capital employed (12-month values), %	***69***	*67*				

- Order volume up 2%.
- Strong growth in Asia continued.
- Operating profit margin remained high, in spite of negative currency impact.

Orders received amounted to MSEK 4,105 (4,300), down 5% but corresponding to an increase in volume of 2%. The negative translation effect into SEK was approximately 8%, prices were up 1% and acquisitions added less than 1%. Revenues decreased 2%, to MSEK 3,972 (4,039), corresponding to a healthy volume increase of 5%.

Order volume for industrial compressors continued to grow, primarily driven by large oil-free units. Development for small and medium-sized industrial compressors was also positive but less pronounced. The industrial aftermarket business continued to develop favorably. Asia was the strongest region with growth recorded in most countries, including Japan, where business has gradually picked up from a low level. In Europe, orders were marginally up, with different trends between regions. Orders increased in Great Britain and Eastern Europe while the Nordic region, France and Italy were weak. Order intake for industrial compressors in North America was somewhat below previous year's level.

Gas and process compressor orders improved, primarily in Europe, but dropped compared to the same quarter previous year, which included a large bulk order in the Middle East.

Portable compressors and generators, primarily serving construction-related customers through rental companies and distributors, suffered from the unfavorable market conditions in Europe and North America. Sales to the Rental Service business area picked up in the quarter as their replacement investments increased. The specialty rental business and the after market revenues continued to develop positively.

Operating profit amounted to MSEK 735 (771), corresponding to an operating margin of 18.5% (19.1). The negative currency impact, resulting from the deterioration of the U.S. dollar versus the Euro, affected the margin negatively by about 1.5 percentage points. As a result of higher revenue volumes, a continued favorable sales mix, including a higher share of aftermarket revenues, a large portion of the currency effect was offset. Return on capital employed (past 12 months), increased to 69% (67).

Rental Service

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	April–June 2003	April–June 2002	Change %	January–June 2003	January–June 2002	Change %
Revenues	**2,607**	**3,357**	**-22**	5,102	6,754	-24
Operating profit	**212**	**169**	**+25**	316	290	+9
- as a percentage of revenues	***8.1***	***5.0***		*6.2*	*4.3*	
Return on capital employed (12-month values), %	*3**	*3*				

* *Excluding goodwill impairment charge.*

- Market situation remained weak, rental revenue down 4% in U.S. dollars.
- Efficiency improvements and better rental rates boosted operating margin.
- Fleet utilization ratio continued to improve.
- Continued strong cash flow.

Seasonally adjusted, the U.S. construction market continued to deteriorate somewhat and the normal seasonal pick up in activity did not materialize until late in the period. Non-residential building was about 10% below same quarter previous year and residential building fell from its peak in the first quarter. Demand from the industrial market remained unchanged as capacity utilization continued at low levels.

Total revenues decreased 22%, to MSEK 2,607 (3,357), primarily due to a negative currency translation effect of 17%. Rental revenues, accounting for 75% of total revenues, dropped 4% in local currency, consisting of an increase in rental rates of 3% and a decline in volume of 7%. Part of the drop in volume was due to the lower number of stores compared to the second quarter 2002. At the end of the period the total number of stores was 496 (525). Sales of merchandise, spare parts, and new equipment, representing 14% of total revenues, were down 27% with the bulk of the drop coming from lower sales of new equipment. Sales of used equipment increased 27% compared to previous year. For the first half year, however, sales of used equipment were down by 5%.

Operating profit (EBIT) increased to MSEK 212 (169), corresponding to a margin of 8.1% (5.0). The higher margin was achieved in spite of the revenue drop and thanks to significant improvements in efficiency, both in operations and in capital employed, and the successful management of rental rates. Lower goodwill amortization improved the margin by 1.6 percentage points or MSEK 43. Profit margin before non-cash items such as depreciation and amortization (EBITDA) improved to 28% (26). Return on capital employed (last 12 months and excluding goodwill impairment charge) was 3% (3).

Rental fleet at original cost was 6% lower than in Q2 2002 and the average age was about 3.6 years. Replacement investments in the fleet increased compared to the most recent quarters. This reflects seasonal variations and the ambition to keep the average age of the fleet stable. The operating cash flow increased further in the quarter. Rental fleet utilization continued to improve, both sequentially and year-on-year. There was a further reduction of the non-available fleet (fleet in workshop, under transport etc.) which ended the quarter at an all-time-low, below 17%.

Total number of employees was 5,325, down by 83 in the quarter and by 884 compared to previous year.

Industrial Technique

The Industrial Technique business area consists of four divisions in the following product areas: professional electric tools, industrial power tools and assembly systems.

MSEK	April–June 2003	April–June 2002	Change %	January–June 2003	January–June 2002	Change %
Orders received	**2,681**	**2,935**	**-9**	5,217	5,802	-10
Revenues	**2,631**	**2,827**	**-7**	5,053	5,650	-11
Operating profit	**262**	**188***	**+39**	446	436*	+2
- as a percentage of revenues	***10.0***	***6.7***		*8.8*	*7.7*	
Return on capital employed (12-month values), %	*15*	*12*				

** including restructuring cost of MSEK 48*

- Order volume for industrial tools increased.
- Professional electric tools suffered from weak market demand.
- Operating profit margin recovered and reached 10%.

Order intake amounted to MSEK 2,681 (2,935), down 9% as a consequence of the negative translation effect of 11%. Volume for comparable units was flat while acquisitions added 2%. Prices were unchanged overall. Revenues were MSEK 2,631 (2,827), corresponding to a 2% gain in volume.

The positive order development for industrial tools and their aftermarket continued. Order volume grew in most regions, both for the motor vehicle industry and for the general industry. In North America, however, the quarter was somewhat negative in spite of some large orders for fastening tools and assembly systems to the motor vehicle industry. Sales to the motor vehicle industry in Brazil, South Africa and China achieved healthy growth.

Orders for professional electric tools for construction and installation work continued to suffer from low market demand in most regions. The poor development in North America in the first quarter was not repeated as the effects of inventory reductions in the sales channels disappeared. In Europe, the heavy-duty products, branded Milwaukee, performed relatively better than the average and indications of improved market share were noted.

Industrial Technique is currently running several manufacturing restructuring projects. The projects are progressing according to plan and will be concluded before the end of the year. Some positive result effects have already been realized.

Operating profit improved to MSEK 262 (188), corresponding to a margin of 10.0% (6.7). Q2 2002 included a restructuring provision of MSEK 48, without which the margin would have been 8.3%. The unfavorable development of the U.S. dollar had a negative effect of around 1 percentage point on the operating margin. This was more than offset by higher revenue volume, product cost reductions, favorable sales mix and contribution from recently acquired businesses. Return on capital employed (past 12 months) improved to 15% (12).

Construction and Mining Technique business area

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	April–June 2003	April–June 2002	Change %	January–June 2003	January–June 2002	Change %
Orders received	**2,184**	**2,041**	+7	4,057	3,834	+6
Revenues	**2,003**	**1,952**	+3	3,814	3,736	+2
Operating profit	**151***	**203**	**-26**	302**	389	-22
- as a percentage of revenues	*7.5**	*10.4*		*7.9***	*10.4*	
Return on capital employed (12-month values), %	**16***	**23**				

* *MSEK 166, 8.3% and 19% respectively, excluding restructuring costs*
** *MSEK 329 and 8.6% respectively, excluding restructuring costs*

- Healthy volume growth.
- Favorable mining demand continued.
- Operating margins suffered heavily from currency effects.

Orders received increased 7% to MSEK 2,184 (2,041), corresponding to an increase in volume for comparable units of 11%. The negative translation effect was 9%, price increases were on average 1% and acquisitions added 4%. Revenues amounted to MSEK 2,003 (1,952), up 3%, corresponding to a volume increase of 6%.

Orders from the mining industry continued to develop favorably. Sales of loading equipment and the aftermarket business grew significantly and orders for underground drill rigs remained on a relatively high level. The anticipated increase in demand for exploration drill rigs to underground mines did, however, not materialize. Geographically, orders from the mining industry showed the best development in North America, Eastern Europe, and South Africa.

Demand for crawler rigs for surface applications, such as building-stone production in quarries and rock excavation for road and railroad projects, and underground drilling rigs for tunneling projects was again good. In tunneling projects, the trend towards renting equipment rather than buying, continued. Light construction equipment, primarily breakers and drills, had another negative quarter in line with the weak market conditions for general construction activity in North America and Europe.

In June, the acquisition of two South African companies within the exploration drilling business was announced. Professional Diamond Drilling Equipment and Mining Drilling Services combined had annual sales of about MSEK 90 in 2002 and 60 employees.

The transfer of the loading equipment business from Oregon, the United States, to Örebro, Sweden, progressed according to plan. Delivery efficiency of spare parts has improved and increased orders for machines signal confidence from customers.

Operating profit was MSEK 151 (203), including restructuring charges of MSEK 15. The negative currency impact increased even further and affected the operating margin by more than 3 percentage points. Return on capital employed (past 12 months) was 16% (23), and 19% excluding restructuring costs.

Acquisitions and divestments 2002-2003

Time	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2003 April 4	DreBo		Industrial Technique	230	160
2002 Aug. 22		Revathi	Industrial Technique	100	114
2002 June 3	Krupp Berco Bautechnik		Construction & Mining	600	420
2002 April 18	Liutech		Compressor Technique	100	190
2002 April 17	MAI-Anker-technik		Construction & Mining	70	15

*Annual revenues and number of employees at time of acquisition/divestment.

Previous near-term demand outlook
(Published April 28, 2003)

Demand in the Group's two main regions, North America and Europe, is not expected to show any material change in the near term. Key business indicators such as capacity utilization, industrial production and building and construction activity in these regions are still weak.

Demand from the mining industry and the overall demand in Asia is expected to remain favorable.

Accounting principles
The interim report has been prepared using the same accounting principles as disclosed in the Annual Report 2002 and in accordance with the new accounting recommendations that were implemented January 1, 2003. The new recommendations did not change the Group's reporting.

Stockholm, July 17, 2003

Gunnar Brock
President and Chief Executive Officer

Income Statement

MSEK	3 months ended June 30 2003	3 months ended June 30 2002	6 months ended June 30 2003	6 months ended June 30 2002	12 months ended June 30 2003 reported	12 months ended June 30 2003 *	12 months ended June 30 2002
Revenues	11,148	12,105	21,548	23,740	45,370	45,370	49,898
Operating expenses	-9,842	-10,801	-19,170	-21,270	-40,201	-40,201	-44,453
Goodwill impairment charge					-6,950		
Operating profit	**1,306**	**1,304**	**2,378**	**2,470**	**-1,781**	**5,169**	**5,445**
- as a percentage of revenues	*11.7*	*10.8*	*11.0*	*10.4*		*11.4*	*10.9*
Financial income and expenses	-94	-230	-210	-484	-506	-506	-1,118
Profit after financial items	**1,212**	**1,074**	**2,168**	**1,986**	**-2,287**	**4,663**	**4,327**
- as a percentage of revenues	*10.9*	*8.9*	*10.1*	*8.4*		*10.3*	*8.7*
Taxes	-398	-379	-710	-693	-1,378	-1,530	-1,487
Minority interest	-4	-21	-12	-32	-39	-39	-24
Net profit	**810**	**674**	**1,446**	**1,261**	**-3,704**	**3,094**	**2,816**
Earnings per share, SEK	3.87	*3.22*	*6.90*	*6.02*	*-17.67*	*14.76*	*13.44*
Key ratios							
Equity capital per share, period end, SEK					95	121	122
Return on capital employed before tax, 12 month values, %					-4	13	12
Return on equity after tax, 12 month values, %					-18	12	11
Debt/equity ratio, period end, %					58	45	67
Rate of equity, period end, %					43	49	44
Number of employees, period end					25,633	25,633	26,222

* Excluding goodwill impairment charge

Balance Sheet

MSEK	June 30, 2003	Dec. 31, 2002	June 30, 2002
Intangible fixed assets	12,241	12,956	19,951
Rental equipment	10,317	11,294	12,634
Other fixed assets	6,245	6,726	7,002
Inventories	6,129	5,782	6,249
Receivables	10,222	10,554	11,105
Cash, bank, and short-term investments	1,434	1,356	1,300
Total assets	**46,588**	**48,668**	**58,241**
Equity	19,906	20,194	25,338
Minority interest	51	160	208
Interest-bearing liabilities and provisions	12,940	15,050	18,484
Non-interest-bearing liabilities and provisions	13,691	13,264	14,211
Total equity and liabilities	**46,588**	**48,668**	**58,241**

Changes in Shareholders' Equity

MSEK	Jan.–June 2003	Jan.–Dec. 2002	Jan.–June 2002
Opening balance	20,194	27,568	27,568
Dividend to shareholders	-1,205	-1,153	-1,153
Hedge for stock option plan	75	-138	
Translation differences for the period	-604	-2,194	-2,338
Net profit for the period	1,446	-3,889	1,261
Closing balance	19,906	20,194	25,338

Revenues by Business Area

MSEK	2001	2002	April–June 2003	2001	2002	January–June 2003
Compressor Technique	4,189	4,039	3,972	8,117	7,824	7,693
Rental Service	3,940	3,357	2,607	7,599	6,754	5,102
Industrial Technique	3,054	2,827	2,631	5,892	5,650	5,053
Construction and Mining Technique	1,828	1,952	2,003	3,656	3,736	3,814
Eliminations	-131	-70	-65	-283	-224	-114
Atlas Copco Group	12,880	12,105	11,148	24,981	23,740	21,548

MSEK (by quarter)	1	2	3	2002 4	1	2003 2
Compressor Technique	3,785	4,039	3,963	4,206	3,721	3,972
Rental Service	3,397	3,357	3,191	2,884	2,495	2,607
Industrial Technique	2,823	2,827	2,928	2,903	2,422	2,631
Construction and Mining Technique	1,784	1,952	1,864	2,018	1,811	2,003
Eliminations	-154	-70	-73	-62	-49	-65
Atlas Copco Group	11,635	12,105	11,873	11,949	10,400	11,148

Operating Profit by Business Area

MSEK	2001	2002	April–June 2003	2001	2002	January–June 2003
Compressor Technique	831	771	735	1,569	1,428	1,416
- as a percentage of revenues	*19.8*	*19.1*	*18.5*	*19.3*	*18.3*	*18.4*
Rental Service	430	169	212	758	290	316
- as a percentage of revenues	*10.9*	*5.0*	*8.1*	*10.0*	*4.3*	*6.2*
Industrial Technique	303	188	262	580	436	446
- as a percentage of revenues	*9.9*	*6.7*	*10.0*	*9.8*	*7.7*	*8.8*
Construction and Mining Technique	182	203	151	367	389	302
- as a percentage of revenues	*10.0*	*10.4*	*7.5*	*10.0*	*10.4*	*7.9*
Corporate items	-54	-27	-54	-119	-73	-102
Operating profit	1,692	1,304	1,306	3,155	2,470	2,378
- as a percentage of revenues	*13.1*	*10.8*	*11.7*	*12.6*	*10.4*	*11.0*
Financial income and expenses	-382	-230	-94	-796	-484	-210
Profit after financial items	1,310	1,074	1,212	2,359	1,986	2,168
- as a percentage of revenues	*10.2*	*8.9*	*10.9*	*9.4*	*8.4*	*10.1*

MSEK (by quarter)	1	2	3*	2002 4	1	2003 2
Compressor Technique	657	771	768	809	681	735
- as a percentage of revenues	*17.4*	*19.1*	*19.4*	*19.2*	*18.3*	*18.5*
Rental Service	121	169	217	179	104	212
- as a percentage of revenues	*3.6*	*5.0*	*6.8*	*6.2*	*4.2*	*8.1*
Industrial Technique	248	188	295	319	184	262
- as a percentage of revenues	*8.8*	*6.7*	*10.1*	*11.0*	*7.6*	*10.0*
Construction and Mining Technique	186	203	179	112	151	151
- as a percentage of revenues	*10.4*	*10.4*	*9.6*	*5.6*	*8.3*	*7.5*
Corporate items	-46	-27	-54	-33	-48	-54
Operating profit	1,166	1,304	1,405	1,386	1,072	1,306
- as a percentage of revenues	*10.0*	*10.8*	*11.8*	*11.6*	*10.3*	*11.7*
Financial income and expenses	-254	-230	-164	-132	-116	-94
Profit after financial items	912	1,074	1,241	1,254	956	1,212
- as a percentage of revenues	*7.8*	*8.9*	*10.5*	*10.5*	*9.2*	*10.9*

* Excluding goodwill impairment charge

Financial targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to challenge continuously the operating capital efficiency in terms of stock, receivables, and rental fleet utilization.

This will lead to that shareholder value is created and continuously increased. The strategy used for reaching these objectives will follow the Group's proven development process for all operational units in the Group: stability first, then profitability, and finally growth.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

For further information

Atlas Copco AB (publ)
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000, Fax: +46-8-644 9045
Internet: www.atlascopco-group.com
Corp. id. no: 556014-2720

Media
Annika Berglund, Senior Vice President Group Communications
Phone: +46 8 743 8070, Mobile: +46 70 322 8070
annika.berglund@se.atlascopco.com

Analysts
Mattias Olsson, Investor Relations Manager
Phone: +46 8 743 8291, Mobile: +46 70 518 8291
mattias.olsson@se.atlascopco.com

Presentations from Atlas Copco

For your convenience, a PowerPoint presentation of Atlas Copco's quarterly results will be published on www.atlascopco-group.com > Investor Relations > Presentations

Interim report at September 30, 2003

The third quarter report will be published on October 23, 2003.

 **press information**

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications
Phone +46 8 743 8070 or +46 70 322 8070, annika.berglund@se.atlascopco.com

Brock comments on Atlas Copco's Q2 results, 2003

Stockholm, Sweden, July 17, 2003—Today, the Atlas Copco Group reported its second quarter results. *"The revenue volume was up and we have managed to achieve increased profit in the quarter,"* says Gunnar Brock, President and CEO. *"There has been no assistance from increased market demand, but internal work to reduce product cost and increase efficiency has contributed to the good results."*

Orders received were MSEK 11,498 (12,641) in the second quarter, corresponding to a volume decrease of 1%. Revenues were MSEK 11,148 (12,105), up 1% in volume. Profit after financial items increased to MSEK 1,212 (1,074), corresponding to a margin of 10.9% (8.9), despite a negative currency impact of MSEK 275. The operating margin was 11.7% (10.8). Earnings per share were up 20%, to SEK 3.87 (3.22).

*"Among the highlights is the performance improvement in the **Rental Service** business area, which we are very satisfied with. **Compressor Technique** has once again proven its capability to deliver good results, and in addition, its order volume increased by 2%. The **Construction and Mining Technique** business area achieved a healthy growth in order volume in the quarter. Also, we are pleased to have **Industrial Technique** back on a 10% operating margin."*

"Our strong emphasis to further develop the aftermarket business is showing good results in all three of our manufacturing business areas."

The operating cash flow remained high also in the second quarter. *"A high and stable cash flow is a sign of an efficiently run business."*

Revenues for the first six months of 2003 were MSEK 21,548 (23,740), a drop of 9% due to a weak dollar, corresponding to a 1% decline in volume. Profit after financial items was MSEK 2,168 (1,986), a margin of 10.1% (8.4). The operating profit margin was 11.0% (10.4).

Overall, the demand for the Atlas Copco Group's products and services is expected to be either unchanged or slightly improved. *"Looking ahead, the activity level in the construction industry is anticipated to remain weak. However, there are some signs of renewed confidence in the industrial sector, and the mining industry is expected to continue on a favorable path."*

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2002, the Group had revenues of close to SEK 48 billion (EUR 5.2 billion), with 98% of revenues outside Sweden, and about 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: **www.atlascopco-group.com.**

Atlas Copco Three months ended June 30, 2003

Q2

03 JUL 23 AM 7:21

Revenues decreased by 8% to MSEK 11,148. The operating margin was 11.7% (10.8). Earnings per share increased to SEK 3.87, compared to SEK 3.22 the preceding year.


Atlas Copco

Income Statement

MSEK	3 months ended June 30 2003	3 months ended June 30 2002	6 months ended June 30 2003	6 months ended June 30 2002	12 months ended June 30 reported 2003	12 months ended June 30 2003*	12 months ended June 30 2002
Revenues	11,148	12,105	21,548	23,740	45,370	45,370	49,898
Operating expenses	–9,842	–10,801	–19,170	–21,270	–40,201	–40,201	–44,453
Goodwill impairment charge					–6,950		
Operating profit	1,306	1,304	2,378	2,470	–1,781	5,169	5,445
—as a percentage of revenues	*11.7*	*10.8*	*11.0*	*10.4*		*11.4*	*10.9*
Financial income and expenses	–94	–230	–210	–484	–506	–506	–1,118
Profit after financial items	1,212	1,074	2,168	1,986	–2,287	4,663	4,327
—as a percentage of revenues	*10.9*	*8.9*	*10.1*	*8.4*		*10.3*	*8.7*
Taxes	–398	–379	–710	–693	–1,378	–1,530	–1,487
Minority interest	–4	–21	–12	–32	–39	–39	–24
Net profit	810	674	1,446	1,261	–3,704	3,094	2,816
Earnings per share, SEK	3.87	3.22	6.90	6.02	–17.67	14.76	13.44
Key ratios							
Equity capital per share, period end, SEK					95	121	122
Return on capital employed before tax, 12 month values, %					–4	13	12
Return on equity after tax, 12 month values, %					–18	12	11
Debt/equity ratio, period end, %					58	45	67
Rate of equity, period end, %					43	49	44
Number of employees, period end					25,633	25,633	26,222

**) Excluding goodwill impairment charge.*

Balance Sheet

MSEK	June 30, 2003	December 31, 2002	June 30, 2002
Intangible fixed assets	12,241	12,956	19,951
Rental equipment	10,317	11,294	12,634
Other fixed assets	6,245	6,726	7,002
Inventories	6,129	5,782	6,249
Receivables	10,222	10,554	11,105
Cash, bank, and short-term investments	1,434	1,356	1,300
Total assets	46,588	48,668	58,241
Equity	19,906	20,194	25,338
Minority interest	51	160	208
Interest-bearing liabilities and provisions	12,940	15,050	18,484
Non-interest-bearing liabilities and provisions	13,691	13,264	14,211
Total equity and liabilities	46,588	48,668	58,241

Changes in Shareholders' Equity

MSEK	January–June, 2003	January–December, 2002	January–June, 2002
Opening balance	20,194	27,568	27,568
Dividend to shareholders	–1,205	–1,153	–1,153
Hedge for stock option plan	75	–138	
Translation differences for the period	–604	–2,194	–2,338
Net profit for the period	1,446	–3,889	1,261
Closing balance	19,906	20,194	25,338

Financial targets The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to challenge continuously the operating capital efficiency in terms of stock, receivables, and rental fleet utilization.

This will lead to that shareholder value is created and continuously increased. The strategy used for reaching these objectives will follow the Group's proven development process for all operational units in the Group: stability first, then profitability, and finally growth.

Forward-looking statements Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Profits up in Q2

Interim report at June 30, 2003 (unaudited). Note: All comparative figures are for the second quarter of 2002, unless otherwise stated.

- Order volumes down 1%, 11% negative currency translation effect.
- Revenue volume up 1%.
- Profit after financial items increased to MSEK 1,212 (1,074) in spite of MSEK 275 in negative currency impact.
- Operating margin reached 11.7% (10.8), steady improvement in Rental Service.
- Earnings per share were SEK 3.87 (3.22).
- Operating cash flow remained strong at MSEK 1,424 (1,029).



Revenues
MSEK
55,000
44,000
33,000
22,000
11,000
0
I II III IV I II III IV I II III IV
01 02 03
12-month figures
3-month figures
Profit Margin, 12-month figures
%
15
12
9
6
3
0
I II III IV I II III IV I II III IV
01 02 03
Operating profit*
Profit after financial items*
*) Excluding goodwill impairment charge.

Near-term demand outlook The overall demand for the Group's products and services is expected to be unchanged or improve slightly.

The construction business is expected to remain weak in most regions while the outlook for demand from industrial sectors is slightly positive. Demand from the mining industry is foreseen to be favorable and Asia is expected to continue its positive development.

	April–June		Change	January–June		Change
MSEK	2003	2002	%	2003	2002	%
Orders received	11,498	12,641	–9	22,401	24,699	–9
Revenues	11,148	12,105	–8	21,548	23,740	–9
Operating profit	1,306	1,304	0	2,378	2,470	–4
—as a percentage of revenues	*11.7*	*10.8*		*11.0*	*10.4*	
Profit after financial items	1,212	1,074	+13	2,168	1,986	+9
—as a percentage of revenues	*10.9*	*8.9*		*10.1*	*8.4*	
Items affecting comparability						
Restructuring costs	*–15*	*–48*		*–27*	*–48*	
Lower goodwill amortization	*+43*	-		*+88*	-	
Total	+28	–48		+61	–48	
Earnings per share, SEK	3.87	3.22		6.90	6.02	
Equity capital per share, SEK	95	122				
Return on capital employed (12-month value), %	13*	12				

*) Excluding goodwill impairment charge.

Summary of half-year results—Atlas Copco Group

Orders received by the Atlas Copco Group in the first six months of 2003 decreased 9%, to MSEK 22,401 (24,699), primarily reflecting a negative currency translation effect of 11%. Volume for comparable units decreased 1%, price increases added 1% and structural changes 2%. Revenues declined 9%, to MSEK 21,548 (23,740), corresponding to a 1% decline in volume.

The Group's operating profit decreased 4% to MSEK 2,378 (2,470), corresponding to a margin of 11.0% (10.4). The negative impact of changes in exchange rates compared with the previous year was approximately MSEK 550 for the first half-year, affecting the margin negatively by about 1 percentage point. Profit after financial items amounted to MSEK 2,168 (1,986), up 9% and corresponding to a margin of 10.1% (8.4). The negative currency impact on profit after financial items was approximately MSEK 475 for the first six months.

Net profit totaled MSEK 1,446 (1,261), or SEK 6.90 (6.02) per share.

Operating cash flow before acquisitions and dividends equaled MSEK 2,615 (2,552).

Review of second quarter—Atlas Copco Group

Market development

The demand in *North America* stayed largely unchanged compared to the most recent quarters. The relatively quick ending of the war in Iraq did not produce any significant effects on business activity, even though some indications of improved business and consumer confidence were noted.

Seasonally adjusted, the construction market activity deteriorated somewhat compared with the most recent quarters. Non-residential building was relatively flat, but still about 10% below previous year, while residential building and infrastructure decreased. This continued to affect the demand for rental equipment, light construction equipment and tools.

Capacity utilization in the U.S. manufacturing sector remained low and no major trends in the demand for investment related equipment were noted in the quarter.

Demand from the mining industry in the region continued at a favorable level.

Return and cost of capital, 12-month figures

Earnings per share

- Return on capital employed* (ROCE)
- Return on equity*
- Weighted average cost of capital (WACC), pretax

- 12-month figures*
- 3-month figures*

*) Excluding goodwill impairment charge.

In *South America*, the market situation remained more or less unchanged with positive demand development for mining applications, depressed construction activity and relatively stable demand from industrial sectors.

The demand development in *Europe* continued to be mixed. Clearly positive trends were seen from most customer segments in Eastern Europe and Great Britain while the business climate deteriorated in Southern Europe and in the Nordic region. In the EU the demand for new equipment from the construction industry remained on a low level, even deteriorating further in some important countries like Germany. Demand from the manufacturing and process industries stayed relatively favorable in the whole region, supported primarily by the increase in aftermarket business.

In the *Africa/Middle East* region, the very strong development continued in South Africa while the demand in the Middle East was mixed.

The positive demand development continued in *Asia/Australia*. Apart from China, where the strong growth continued, South Korea, Taiwan, South East Asia and Australia also recorded favorable demand trends.

Orders and revenues

MSEK	April–June Orders received	April–June Revenues
2002	12,641	12,105
Structural change, %	1	1
Currency, %	–11	–11
Price, %	1	1
Volume, %	–1	1
Total, %	–9	–8
2003	11,498	11,148

Geographic distribution of orders received last 12 months, %

	June, 2003	December, 2002
North America	45	48
Europe	35	32
Asia/Australia	12	12
Africa/Middle East	5	5
South America	3	3
	100	100

Earnings and profitability

Operating profit increased to MSEK 1,306 (1,304) corresponding to an operating margin of 11.7% (10.8). Unfavorable changes in exchange rates, compared to previous year, affected the operating profit negatively by about MSEK 320, or 1.5 percentage points on the margin. Slightly higher revenue volumes, efficiency measures and price increases managed to offset the currency effect. The operating profit included a MSEK 43 positive effect from lower amortization expense as a result of the goodwill impairment charge in Q3 2002, and a MSEK 15 restructuring charge within Construction and Mining Technique. Previous year's profit included a restructuring cost of MSEK 48 in Industrial Technique.

Net financial items amounted to MSEK –94 (–230), of which net interest items accounted for MSEK –97 (–199). Interest expense continued to decline year-on-year, a result of the strong cash flow in the last 12 month period, a weaker U.S. dollar and lower effective interest rates.

Profit after financial items improved 13%, to MSEK 1,212 (1,074), to a margin of 10.9% (8.9). Net foreign exchange effects were about MSEK –275.

Net profit totaled MSEK 810 (674), or SEK 3.87 (3.22) per share.

The return on capital employed during the 12 months to June 30, 2003, was 13% (12), and the return on shareholders' equity 12% (11), excluding the goodwill impairment charge in Q3 2002. The Group's weighted average cost of capital (WACC) is calculated at 7.8%, corresponding to a pretax cost of capital of approximately 12%.

Cash flow and net indebtedness

The operating cash surplus after tax reached MSEK 1,664 (1,605), corresponding to 15% (13) of Group revenues. Working capital decreased by MSEK 626 (increase of 19), as accounts payables increased almost in line with rental fleet investments made in the quarter.

Net investment in tangible fixed assets, including sales of used equipment, was MSEK 777 (436).

Operating cash flow before acquisitions and dividends equaled MSEK 1,424 (1,029).

Summary cash-flow analysis

	April–June		January–June	
MSEK	2003	2002	2003	2002
Operating cash surplus after tax	1,664	1,605	3,089	3,158
of which depreciation added back	*823*	*1,012*	*1,660*	*2,069*
Change in working capital	626	–19	590	649
Cash flow from operations	2,290	1,586	3,679	3,807
Investments in tangible fixed assets	–1,161	–882	–1,657	–2,056
Sale of tangible fixed assets	384	446	726	948
Other investments, net	–89	–121	–133	–147
Company acquisitions/divestments	–426	–696	–633	–701
Cash flow from investments	–1,292	–1,253	–1,697	–1,956
Dividends paid	–1,218	–1,159	–1,218	–1,163
Net cash flow	–220	–826	764	688
Change in interest-bearing liabilities	172	718	–632	–623
Cash flow after financing	–48	–108	132	65
Liquid funds at beginning of period	1,516	1,486	1,356	1,343
Translation difference	–34	–78	–54	–108
Liquid funds at end of period	1,434	1,300	1,434	1,300

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 11,506 (17,184), of which MSEK 1,819 (1,798) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was reduced to 58% (67), in spite of the goodwill impairment charge of MSEK 6,950 in Q3 2002.

Investments, depreciation and amortization

Gross investments in property and machinery totaled MSEK 174 (253). Gross investments in rental equipment amounted to MSEK 987 (629). Depreciation on these two asset groups was MSEK 204 (237) and MSEK 485 (595), respectively, while amortization of intangible assets equaled MSEK 134 (180).

Asbestos cases in the United States

As of June 30, 2003, Atlas Copco has a total number of 169 asbestos cases filed with a total of 25,724 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 162 companies per case. During the second quarter 2003, 5 cases were dropped, as there was no evidence of an Atlas Copco product being involved. The Group has not deemed it necessary to book any provisions related to these pending cases.

People

At June 30, 2003, the number of employees was 25,633 (26,222). For comparable units, the number of employees decreased by 760 from June 30, 2002.

Employee benefits

As of January 1, 2004 the Group will implement the new Swedish accounting standards RR29 "Employee benefits", which is based on the International Accounting Standard IAS19. The one-time-effect of this change will be charged directly to shareholders' equity in accordance with RR5 "Accounting for changes in accounting principles", and has no cash flow or income statement effect. The one-time effect on equity has been preliminarily estimated to MSEK 700. The preliminary amount is calculated on the situation as per December 31, 2002. The amount to be booked on January 1, 2004 will of course be affected by changes during 2003 in key parameters, e.g. interest rates and valuations of pension funds.

This is purely an accounting change and the Group's obligations related to pension benefits and other employee benefits will consequently not be affected by the change.

Equity and distribution of shares

A provision is booked against shareholder's equity as the Atlas Copco share price is lower than those of the Atlas Copco employee option plan contracts. As of June 30, 2003, the provision amounted to MSEK 63 (138 at Dec. 31, 2002).

Share capital equaled MSEK 1,048 (1,048) at the end of the period, distributed as follows:

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Compressor Technique

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

	April–June		Change	January–June		Change
MSEK	2003	2002	%	2003	2002	%
Orders received	4,105	4,300	–5	8,153	8,542	–5
Revenues	3,972	4,039	–2	7,693	7,824	–2
Operating profit	735	771	–5	1,416	1,428	–1
—as a percentage of revenues	*18.5*	*19.1*		*18.4*	*18.3*	
Return on capital employed (12-month values), %	69	67				

- Order volume up 2%.
- Strong growth in Asia continued.
- Operating profit margin remained high, in spite of negative currency impact.

Orders received amounted to MSEK 4,105 (4,300), down 5% but corresponding to an increase in volume of 2%. The negative translation effect into SEK was approximately 8%, prices were up 1% and acquisitions added less than 1%. Revenues decreased 2%, to MSEK 3,972 (4,039), corresponding to a healthy volume increase of 5%.

Order volume for industrial compressors continued to grow, primarily driven by large oil-free units. Development for small and medium-sized industrial compressors was also positive but less pronounced. The industrial aftermarket business continued to develop favorably. Asia was the strongest region with growth recorded in most countries, including Japan, where business has gradually picked up from a low level. In Europe, orders were marginally up, with different trends between regions. Orders increased in Great Britain and Eastern Europe while the Nordic region, France, and Italy were weak. Order intake for industrial compressors in North America was somewhat below previous year's level.

Gas and process compressor orders improved, primarily in Europe, but dropped compared to the same quarter previous year, which included a large bulk order in the Middle East.

Portable compressors and generators, primarily serving construction-related customers through rental companies and distributors, suffered from the unfavorable market conditions in Europe and North America. Sales to the Rental Service business area picked up in the quarter as their replacement investments increased. The specialty rental business and the aftermarket revenues continued to develop positively.

Operating profit amounted to MSEK 735 (771), corresponding to an operating margin of 18.5% (19.1). The negative currency impact, resulting from the deterioration of the U.S. dollar versus the Euro, affected the margin negatively by about 1.5 percentage points. As a result of higher revenue volumes, a continued favorable sales mix, including a higher share of aftermarket revenues, a large portion of the currency effect was offset. Return on capital employed (past 12 months), increased to 69% (67).

Rental Service

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	April–June 2003	April–June 2002	Change %	January–June 2003	January–June 2002	Change %
Revenues	2,607	3,357	–22	5,102	6,754	–24
Operating profit	212	169	+25	316	290	+9
—as a percentage of revenues	*8.1*	*5.0*		*6.2*	*4.3*	
Return on capital employed (12-month values), %	3*	3				

*) Excluding goodwill impairment charge.

- Market situation remained weak, rental revenue down 4% in U.S. dollars.
- Efficiency improvements and better rental rates boosted operating margin.
- Fleet utilization ratio continued to improve.
- Continued strong cash flow.

Seasonally adjusted, the U.S. construction market continued to deteriorate somewhat and the normal seasonal pick up in activity did not materialize until late in the period. Non-residential building was about 10% below same quarter previous year and residential building fell from its peak in the first quarter. Demand from the industrial market remained unchanged as capacity utilization continued at low levels.

Total revenues decreased 22%, to MSEK 2,607 (3,357), primarily due to a negative currency translation effect of 17%. Rental revenues, accounting for 75% of total revenues, dropped 4% in local currency, consisting of an increase in rental rates of 3% and a decline in volume of 7%. Part of the drop in volume was due to the lower number of stores compared to the second quarter 2002. At the end of the period the total number of stores was 496 (525). Sales of merchandise, spare parts, and new equipment, representing 14% of total revenues, were down 27% with the bulk of the drop coming from lower sales of new equipment. Sales of used equipment increased 27% compared to previous year. For the first half year, however, sales of used equipment were down by 5%.

Operating profit (EBIT) increased to MSEK 212 (169), corresponding to a margin of 8.1% (5.0). The higher margin was achieved in spite of the revenue drop and thanks to significant improvements in efficiency, both in operations and in capital employed, and the successful management of rental rates. Lower goodwill amortization improved the margin by 1.6 percentage points or MSEK 43. Profit margin before non-cash items such as depreciation and amortization (EBITDA) improved to 28% (26). Return on capital employed (last 12 months and excluding goodwill impairment charge) was 3% (3).

Rental fleet at original cost was 6% lower than in Q2 2002 and the average age was about 3.6 years. Replacement investments in the fleet increased compared to the most recent quarters. This reflects seasonal variations and the ambition to keep the average age of the fleet stable. The operating cash flow increased further in the quarter. Rental fleet utilization continued to improve, both sequentially and year-on-year. There was a further reduction of the non-available fleet (fleet in workshop, under transport etc.) which ended the quarter at an all-time-low, below 17%.

Total number of employees was 5,325, down by 83 in the quarter and by 884 compared to previous year.

Industrial Technique

The Industrial Technique business area consists of four divisions in the following product areas: professional electric tools, industrial power tools and assembly systems.

MSEK	April–June 2003	April–June 2002	Change %	January–June 2003	January–June 2002	Change %
Orders received	2,681	2,935	–9	5,217	5,802	–10
Revenues	2,631	2,827	–7	5,053	5,650	–11
Operating profit	262	188*	+39	446	436*	+2
—as a percentage of revenues	*10.0*	*6.7*		*8.8*	*7.7*	
Return on capital employed (12-month values), %	15	12				

*) Including restructuring cost of MSEK 48.

- Order volume for industrial tools increased.
- Professional electric tools suffered from weak market demand.
- Operating profit margin recovered and reached 10%.

Order intake amounted to MSEK 2,681 (2,935), down 9% as a consequence of the negative translation effect of 11%. Volume for comparable units was flat while acquisitions added 2%. Prices were unchanged overall. Revenues were MSEK 2,631 (2,827), corresponding to a 2% gain in volume.

The positive order development for industrial tools and their aftermarket continued. Order volume grew in most regions, both for the motor vehicle industry and for the general industry. In North America, however, the quarter was somewhat negative in spite of some large orders for fastening tools and assembly systems to the motor vehicle industry. Sales to the motor vehicle industry in Brazil, South Africa, and China achieved healthy growth.

Orders for professional electric tools for construction and installation work continued to suffer from low market demand in most regions. The poor development in North America in the first quarter was not repeated as the effects of inventory reductions in the sales channels disappeared. In Europe, the heavy-duty products, branded Milwaukee, performed relatively better than the average and indications of improved market share were noted.

Industrial Technique is currently running several manufacturing restructuring projects. The projects are progressing according to plan and will be concluded before the end of the year. Some positive result effects have already been realized.

Operating profit improved to MSEK 262 (188), corresponding to a margin of 10.0% (6.7). Q2 2002 included a restructuring provision of MSEK 48, without which the margin would have been 8.3%. The unfavorable development of the U.S. dollar had a negative effect of around 1 percentage point on the operating margin. This was more than offset by higher revenue volume, product cost reductions, favorable sales mix and contribution from recently acquired businesses. Return on capital employed (past 12 months) improved to 15% (12).

Compressor Technique, Operating profit

MSEK


3,500
2,800
2,100
1,400
700
0
I II III IV I II III IV I II III IV
01 02 03

▬ 12-month figures
☐ 3-month figures

Rental Service, Operating profit

MSEK


2,000
1,600
1,200
800
400
0
I II III IV I II III IV I II III IV
01 02 03

▬ 12-month figures*
☐ 3-month figures*

*) Excluding goodwill impairment charge.

Industrial Technique, Operating profit

MSEK


1,500
1,200
900
600
300
0
I II III IV I II III IV I II III IV
01 02 03

▬ 12-month figures
☐ 3-month figures

Construction and Mining Technique, Operating profit

MSEK


1,000
800
600
400
200
0
I II III IV I II III IV I II III IV
01 02 03

▬ 12-month figures
☐ 3-month figures

Construction and Mining Technique

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

	April–June		Change	January–June		Change
MSEK	2003	2002	%	2003	2002	%
Orders received	2,184	2,041	+7	4,057	3,834	+6
Revenues	2,003	1,952	+3	3,814	3,736	+2
Operating profit	151*	203	–26	302**	389	–22
—as a percentage of revenues	*7.5**	*10.4*		*7.9***	*10.4*	
Return on capital employed (12-month values), %	16*	23				

*) MSEK 166, 8.3% and 19% respectively, excluding restructuring costs.
**) MSEK 329 and 8.6% respectively, excluding restructuring costs.

- Healthy volume growth.
- Favorable mining demand continued.
- Operating margins suffered heavily from currency effects.

Orders received increased 7% to MSEK 2,184 (2,041), corresponding to an increase in volume for comparable units of 11%. The negative translation effect was 9%, price increases were on average 1% and acquisitions added 4%. Revenues amounted to MSEK 2,003 (1,952), up 3%, corresponding to a volume increase of 6%.

Orders from the mining industry continued to develop favorably. Sales of loading equipment and the aftermarket business grew significantly and orders for underground drill rigs remained on a relatively high level. The anticipated increase in demand for exploration drill rigs to underground mines did, however, not materialize. Geographically, orders from the mining industry showed the best development in North America, Eastern Europe, and South Africa.

Demand for crawler rigs for surface applications, such as building-stone production in quarries and rock excavation for road and railroad projects, and underground drilling rigs for tunneling projects was again good. In tunneling projects, the trend towards renting equipment rather than buying, continued. Light construction equipment, primarily breakers and drills, had another negative quarter in line with the weak market conditions for general construction activity in North America and Europe.

In June, the acquisition of two South African companies within the exploration drilling business was announced. Professional Diamond Drilling Equipment and Mining Drilling Services combined had annual sales of about MSEK 90 in 2002 and 60 employees.

The transfer of the loading equipment business from Oregon, the United States, to Örebro, Sweden, progressed according to plan. Delivery efficiency of spare parts has improved and increased orders for machines signal confidence from customers.

Operating profit was MSEK 151 (203), including restructuring charges of MSEK 15. The negative currency impact increased even further and affected the operating margin by more than 3 percentage points. Return on capital employed (past 12 months) was 16% (23), and 19% excluding restructuring costs.

Previous near-term demand outlook

(Published April 28, 2003)

Demand in the Group's two main regions, North America and Europe, is not expected to show any material change in the near term. Key business indicators such as capacity utilization, industrial production and building and construction activity in these regions are still weak.

Demand from the mining industry and the overall demand in Asia is expected to remain favorable.

Accounting principles

The interim report has been prepared using the same accounting principles as disclosed in the Annual Report 2002 and in accordance with the new accounting recommendations that were implemented January 1, 2003. The new recommendations did not change the Group's reporting.

Stockholm, July 17, 2003

Gunnar Brock
President and Chief Executive Officer

Acquisitions and divestments 2002–2003

Time	Acquisitions	Divestments	Business area	Sales* MSEK	No. of employees*
2003 April 4	DreBo		Industrial Technique	230	160
2002 Aug. 22		Revathi	Industrial Technique	100	114
2002 June 3	Krupp Berco Bautechnik		Construction and Mining Technique	600	420
2002 April 18	Liutech		Compressor Technique	100	190
2002 April 17	MAI-Ankertechnik		Construction and Mining Technique	70	15

*) Annual revenues and number of employees at time of acquisition/divestment.

Revenues by business area

		April–June			January–June	
MSEK	2001	2002	2003	2001	2002	2003
Compressor Technique	4,189	4,039	3,972	8,117	7,824	7,693
Rental Service	3,940	3,357	2,607	7,599	6,754	5,102
Industrial Technique	3,054	2,827	2,631	5,892	5,650	5,053
Construction and Mining Technique	1,828	1,952	2,003	3,656	3,736	3,814
Eliminations	–131	–70	–65	–283	–224	–114
Atlas Copco Group	12,880	12,105	11,148	24,981	23,740	21,548

				2002		2003
MSEK (by quarter)	1	2	3	4	1	2
Compressor Technique	3,785	4,039	3,963	4,206	3,721	3,972
Rental Service	3,397	3,357	3,191	2,884	2,495	2,607
Industrial Technique	2,823	2,827	2,928	2,903	2,422	2,631
Construction and Mining Technique	1,784	1,952	1,864	2,018	1,811	2,003
Eliminations	–154	–70	–73	–62	–49	–65
Atlas Copco Group	11,635	12,105	11,873	11,949	10,400	11,148

Operating profit by business area

		April–June			January–June	
MSEK	2001	2002	2003	2001	2002	2003
Compressor Technique	831	771	735	1,569	1,428	1,416
Rental Service	430	169	212	758	290	316
Industrial Technique	303	188	262	580	436	446
Construction and Mining Technique	182	203	151	367	389	302
Corporate items	–54	–27	–54	–119	–73	–102
Operating profit	1,692	1,304	1,306	3,155	2,470	2,378
—as a percentage of revenues	*13.1*	*10.8*	*11.7*	*12.6*	*10.4*	*11.0*
Financial income and expenses	–382	–230	–94	–796	–484	–210
Profit after financial items	1,310	1,074	1,212	2,359	1,986	2,168
—as a percentage of revenues	*10.2*	*8.9*	*10.9*	*9.4*	*8.4*	*10.1*

				2002		2003
MSEK (by quarter)	1	2	3*	4	1	2
Compressor Technique	657	771	768	809	681	735
Rental Service	121	169	217	179	104	212
Industrial Technique	248	188	295	319	184	262
Construction and Mining Technique	186	203	179	112	151	151
Corporate items	–46	–27	–54	–33	–48	–54
Operating profit	1,166	1,304	1,405	1,386	1,072	1,306
—as a percentage of revenues	*10.0*	*10.8*	*11.8*	*11.6*	*10.3*	*11.7*
Financial income and expenses	–254	–230	–164	–132	–116	–94
Profit after financial items	912	1,074	1,241	1,254	956	1,212
—as a percentage of revenues	*7.8*	*8.9*	*10.5*	*10.5*	*9.2*	*10.9*

*) Excluding goodwill impairment charge.

Production: Atlas Copco AB and Intellecta Corporate AB. Print: Edita Ljunglöfs. Copyright 2003, Atlas Copco AB, Stockholm, Sweden.

9850 9078 01


Atlas Copco

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
Corp.id.no: 556014-2720
www.atlascopco-group.com